SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM
6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2023
Commission File No.:
001-37911
Anheuser-Busch InBev SA/NV
(Translation of registrant’s name into English)
Belgium
(Jurisdiction of Incorporation)
Brouwerijplein 1
3000 Leuven, Belgium
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F:

Form 20-F ✓	Form 40-F
THIS REPORT ON FORM
6-K
SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM
F-3
(FILE NO.
333-254516)
AND EACH OF THE REGISTRATION STATEMENTS ON FORM
S-8
(FILE NO.
333-268582),
FORM
S-8
(FILE NO.
333-250930),
FORM
S-8
(FILE NO.
333-237367),
FORM
S-8
(FILE NO.
333-231556),
FORM
S-8
(FILE NO.
333-227335),
FORM
S-8
(FILE NO.
333-172069),
FORM
S-8
(FILE NO.
333-171231),
FORM
S-8
(FILE NO.
333-169272),
FORM
S-8
(FILE NO.
333-165566),
FORM
S-8
(FILE NO.
333-165065),
FORM
S-8
(FILE NO.
333-178664),
FORM
S-8
(FILE NO.
333-188517),
FORM
S-8
(FILE NO.
333-192806),
FORM
S-8
(FILE NO.
333-201386),
FORM
S-8
(FILE NO.
333-208634)
AND FORM
S-8
(FILE NO.
333-221808)
OF ANHEUSER-BUSCH INBEV SA/NV AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Unaudited Interim Report for the six-month period ended 30 June 2023

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

01.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV (Registrant)

Dated: August 3, 2023	By: /s/ Jan Vandermeersch
Name: Jan Vandermeersch
Title: Global Legal Director Corporate